

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2011

Via E-mail
Mr. Elliot Noss
Tucows Inc.
96 Mowat Avenue
Toronto, Ontario M6K 3M1

> **Re: Tucows Inc.**
> **Schedule TO-I**
> **Filed on December 20, 2011**
> **File No. 005-49487**

Dear Mr. Noss:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Until when can I withdraw my previously tendered shares?, page v

1.   We believe that the date after which security holders may withdraw tendered securities if not yet accepted for payment is February 16, 2011, rather than February 17, 2011. Please advise, or revise your disclosure.

Proration, page 4

2.   You include within the definition of "odd lot" holder those persons owning 100 shares, instead of limiting this to persons owning less than 100 shares. Accepting by lot securities tendered by persons owning 100 shares, before prorating securities tendered by others, appears inconsistent with Rule 13e-4(f)(3)(i). Please advise, or revise your disclosure.

<u>Interests of Directors and Executive Officers; Transactions…., page 16</u>

3.   Please confirm that the issuer has not engaged in any transactions in the common stock during the past 60 days, or direct us to disclosure responsive to Item 1008(b) of Regulation M-A. See Instruction 1(d) to Item 1008(b). We note the recent announcement regarding your stock buyback program, which appears to authorize, among other things, open market purchases. In this regard, please also advise as to compliance with Rule 14e-5 and/or Rule 13e-4(f)(6).

<u>Source and Amount of Funds, page 19</u>

4.   Please disclose whether or not you have any alternative financing arrangements or plans, and any plans or arrangements to finance or repay the 2011 Demand Loans. See Items 1007(b) and 1007(d)(2) of Regulation M-A, respectively.

<u>Exhibit (a)(1)(C) – Notice of Guaranteed Delivery</u>

5.   This exhibit as filed is only partially complete. Please refile this document in its entirety.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
   Joanne R. Soslow, Esq.
   Morgan, Lewis & Bockius LLP